Exhibit 99.1

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

Under the terms of an Indenture, certain financial and other information related to the Rouse Company, L.L.C. has been included as this Exhibit 99.1 to the General Growth Properties, Inc. Form 10-K.

All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of The Rouse Company, L.L.C. (“TRCLLC”) included in this report. The descriptions (and definitions, if not otherwise defined) included in such Notes are incorporated into the applicable response by reference.  The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes.  The terms “we”, “us” and “our” in this report may also be used to refer to TRCLLC and its subsidiaries.

TRCLLC is a Delaware limited liability company, formed on November 9, 2010, and the successor company (the “Successor”) through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP” or the “Predecessor”) into a limited liability company on November 9, 2010 (the “Effective Date”).

TRCLP was the successor company to The Rouse Company (“TRC”).  TRC was acquired by General Growth Properties, Inc. (“Old GGP”) on November 12, 2004, which resulted in TRCLP becoming a subsidiary of Old GGP, headquartered in Chicago, Illinois.  Old GGP, a Delaware corporation, was a self-administered and self-managed Real Estate Investment Trust (“REIT”).  New GGP, Inc., (“New GGP”, “GGP” or the “Company”), incorporated July 1, 2010, is the successor registrant by merger on the Effective Date with Old GGP.  Old GGP and certain of its domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”) and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on the Effective Date as described below.

Chapter 11 and the Plan

In April 2009, Old GGP and its domestic subsidiaries, including TRCLP, filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court (collectively, the “Chapter 11 Cases”).

On October 21, 2010, the Bankruptcy Court entered an order confirming the Plan.  Pursuant to the Plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was renamed General Growth Properties, Inc.  Also pursuant to the Plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in New GGP, Inc. and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).  After that distribution, HHC became a publicly-held company, majority-owned by Old GGP’s previous stockholders.  GGP and TRCLLC do not own any ownership interest in HHC as of, or subsequent to, the Effective Date.

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the “Brookfield Investor”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with the Brookfield Investor and Fairholme, the “Plan Sponsors”), pursuant to which the Predecessor would be divided into two companies, New GGP, Inc. and HHC, and the Plan Sponsors would invest in the Company’s standalone emergence plan.

Pursuant to the Plan, prior to the Effective Date, TRCLP distributed the HHC Properties it indirectly owned to Old GGP to facilitate the HHC distribution described above.  In addition, TRCLP distributed various operating properties including a private REIT that owned a noncontrolling interest in GGPLP L.L.C. to Old GGP.  The operations of these properties have been reported in the Predecessor periods as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (Loss) (Note 4).

Prior to the Effective Date, through a series of transactions, properties owned by Old GGP were contributed to TRCLP.  In accordance with the GAAP guidance established for mergers involving affiliates under common control, the consolidated financial statements of the Predecessor have been recast to include the financial position and results of these properties for all periods presented, similar to a pooling of interests.

On June 1, 2011, GGP contributed additional properties into TRCLLC.  The financial statements of the Predecessor and Successor have been recast to include the results of these properties for all periods presented, similar to a pooling of interests. This restructuring increased TRCLLC’s total assets by $0.7 billion, total liabilities by

$0.5 billion and total partners’ capital by $0.2 billion as of December 31, 2010. As a result of this restructuring, net loss for the period from November 10, 2010 to December 31, 2010 decreased $0.3 million, net income for the period from January 1, 2010 to November 9, 2010 decreased by $12.0 million and net loss for the year ended December 31, 2009 decreased by $2.8 million, respectively.

During 2011, TRCLLC distributed various operating properties to GGP.  The operations of these properties have been reported in the Predecessor and Successor periods as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (Loss).

We have publicly-traded unsecured bonds of $1.65 billion outstanding as of December 31, 2011 and December 31, 2010.  Such bonds have maturity dates from September 2012 through November 2015 and interest rates ranging from 5.38% to 7.20%.  The bonds also have covenants, including ratios of secured debt to gross assets and total debt to total gross assets.  We are not aware of any instance of non-compliance with our financial covenants related to our mortgages, notes and loan payable as of December 31, 2011.

Management’s Summary

Our primary business includes the operation, development and management of retail and other rental property, primarily shopping centers.  From the Effective Date, TRCLLC operates in a single reportable segment.

Through our subsidiaries and affiliates, we operate, develop and manage retail and other rental properties, primarily regional malls, which are predominately located throughout the United States. We also hold assets in Brazil through investments in Unconsolidated Real Estate Affiliates (as defined below).  Prior to the Effective Date, the Predecessor had also developed and sold land for residential, commercial and other uses primarily in large-scale, long-term master planned community projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.

In this report, we refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America (“GAAP”) as the “Consolidated Properties.”  We also hold some properties through joint venture entities in which we own a non-controlling interest (“Unconsolidated Real Estate Affiliates”) and we refer to those properties as the “Unconsolidated Properties.”

We generally make all key strategic decisions for our Consolidated Properties.  Such strategic decisions for the Unconsolidated Properties are made with the respective stockholders, members or joint venture partners.  GGP is also the asset manager for most of the Unconsolidated Properties, executing the strategic decisions and overseeing the day-to-day property management functions, including operations, leasing, construction management, maintenance, accounting, marketing and promotional services.  With respect to Unconsolidated Properties, we generally conduct the management activities through one of GGP’s taxable REIT subsidiaries (“TRS”).

There are several factors, many beyond our control, which could, individually or collectively, adversely affect our results of operations or financial condition.  Some of the risks are described below.  Additional risks are described under “Risk Factors” in Item 1A of this Annual Report on Form 10-K filed by General Growth Properties, Inc. and should be read in conjunction with the review of the information contained herein.

Management’s Discussion of Operations and Liquidity

To provide a more meaningful comparison between annual periods, we have aggregated the Predecessor operations results for 2010 with the Successor 2010 results.

Certain Significant Consolidated Revenues and Expenses:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1 through November 9, 2010	Year Ended December 31, 2010	$ Change	% Change
	(In thousands)
Tenant rents	$634,920	$93,680	$537,374	$631,054	$3,866	0.6%
Other revenue	17,371	3,763	13,205	16,968	403	2.4%
Property operating expense	204,348	33,661	170,052	203,713	635	0.3%
Property management and other costs	49,611	72	21,650	21,722	(27,889)	-128.4%
Provisions for impairment	64	—	6	6	58	966.7%
Depreciation and amortization	247,771	34,761	138,178	172,939	(74,832)	-43.3%
Net interest expense	(238,732)	(35,702)	(284,394)	(320,096)	81,364	25.4%
Provision for income taxes	(1,130)	(136)	(850)	(986)	(144)	-14.6%
Equity in income of Unconsolidated Real Estate Affiliates	18,431	2,455	46,792	49,247	(30,816)	-62.6%
Reorganization items	—	—	(51,297)	(51,297)	51,297	-100.0%
Discontinued operations	(284)	1,255	553,621	554,876	555,160	100.1%

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1 through November 9, 2010	Year Ended December 31, 2010	$ Change	% Change
	(In thousands)
Components of Minimum rents
Base minimum rents	$421,908	$63,806	$349,207	$413,013	$8,895	2.2%
Lease termination income	3,930	302	2,251	2,553	1,377	53.9
Straight-line rent	20,732	4	7,616	7,620	13,112	172.1
Above- and below-market tenant leases, net	(24,612)	(3,728)	1,563	(2,165)	(22,447)	1,036.8
Total Minimum rents	$421,958	$60,384	$360,637	$421,021	$937	0.2%

Tenant rents, defined as the sum of minimum rents, tenant recoveries and overage rents increased by $3.9 million primarily due to increases in overage rents for the year ended December 31, 2011 related to increased tenant sales in 2011.

The base minimum rents have increased due to a net increase in contractual rental rates and an increase in permanent occupancy within our regional malls.  The changes in straight-line rent and above-and below-market leases, net reflect the impact of the application of acquisition accounting in the fourth quarter of 2010.

Property management and other costs increased by $27.9 million due primarily to an increase in allocation of GGP corporate overhead to TRCLLC in 2011.  See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K for further discussion related to GGP property management and other costs.

Depreciation and amortization increased $74.8 million for the year ended December 31, 2011 primarily due to the impact of the application of the acquisition accounting in the fourth quarter of 2010.

Net interest expense decreased $81.4 million for the year ended December 31, 2011 primarily due to the lower average debt balance on our unsecured bonds due to amounts repaid at the Effective Date.  In addition, we refinanced four properties, resulting in a lower debt balance and lower weighted average interest expense in 2011 and 2010.

The decrease in equity in income of Unconsolidated Real Estate Affiliates for the year ended December 31, 2011 was primarily due was primarily due to a $28.6 million increase in amortization of intangible assets and liabilities, including above and below market lease amortization related to the impact of the application of the acquisition accounting in the fourth quarter of 2010.

Cash position and liquidity at December 31, 2011

TRCLLC had $442.6 million in cash and cash equivalents as of December 31, 2011. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.  We have $349.5 million of publicly-traded unsecured bonds which mature in 2012.  TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

THE ROUSE COMPANY, L.L.C.

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements		Page Number

Report of Independent Registered Public Accounting Firm		T-6

Consolidated Balance Sheets as of December 31, 2011 and 2010		T-7

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor)

T-8

Consolidated Statements of Capital for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor)

T-9

Consolidated Statements of Cash Flows for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor)

T-10

Notes to Consolidated Financial Statements		T-12
Note 1	Organization	T-12
Note 2	Summary of Significant Accounting Policies	T-13
Note 3	Acquisitions, Dispositions and Intangibles	T-19
Note 4	Discontinued Operations and Gains (Losses) on Dispositions of Interests in Operating Properties	T-23
Note 5	Unconsolidated Real Estate Affiliates	T-23
Note 6	Mortgages, Notes and Loans Payable	T-26
Note 7	Income Taxes	T-26
Note 8	Rentals Under Operating Leases	T-27
Note 9	Other Assets and Liabilities	T-28
Note 10	Commitments and Contingencies	T-28
Note 11	Pro Forma Financial Information (Unaudited)	T-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of

The Rouse Company, L.L.C.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of The Rouse Company, LLC and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), capital, and cash flows for the year ended December 31, 2011 and the period from November 10, 2010 through December 31, 2010 (Successor Company operations), and for the period from January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of The Rouse Company, LLC and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and for the period from November 10, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on October 21, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on November 9, 2010.  Accordingly, the accompanying financial statements have been prepared in conformity with ASC 852-10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor Company as a new entity including assets, liabilities, and a capital structure with carrying values not comparable with prior periods as described in Note 3 to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, on June 1, 2011, certain properties owned by General Growth Properties, Inc. were contributed to the Company. In accordance with generally accepted accounting principles (“GAAP”) established for mergers involving affiliates under common control, the consolidated financial statements of the Company have been recast to include the financial position and results of operations and cash flows of these properties for all periods presented.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 29, 2012

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
	(Dollars in thousands)
Assets:
Investment in real estate:
Land	$901,274	$1,171,155
Buildings and equipment	4,749,122	6,128,614
Less accumulated depreciation	(251,137)	(42,521)
Developments in progress	38,535	39,330
Net property and equipment	5,437,794	7,296,578
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,725,338	1,825,367
Net investment in real estate	7,163,132	9,121,945
Cash and cash equivalents	442,559	903,630
Accounts and notes receivable, net	45,894	26,696
Deferred expenses, net	39,057	59,191
Prepaid expenses and other assets	400,401	719,909
Total assets	$8,091,043	$10,831,371

Liabilities and Capital:

Mortgages, notes and loans payable	$4,440,481	$5,602,869
Accounts payable and accrued expenses	339,596	523,278
Total liabilities	4,780,077	6,126,147

Capital:
Members’ capital	6,118,338	7,496,625
Receivable from General Growth Properties, Inc.	(2,778,909)	(2,812,817)
Accumulated other comprehensive loss	(48,471)	—
Members’ capital attributable to General Growth Properties, Inc.	3,290,958	4,683,808
Noncontrolling interests in Consolidated Real Estate Affiliates	20,008	21,416
Total capital	3,310,966	4,705,224
Total liabilities and capital	$8,091,043	$10,831,371

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Successor		Predecessor
		Period from	Period from
	Year ended	November 10, 2010	January 1, 2010	Year ended
`	December 31,	through December	through	December 31,
	2011	31, 2010	November 9, 2010	2009
	(Dollars In thousands)
Revenues:
Minimum rents	$421,958	$60,384	$360,637	$417,843
Tenant recoveries	200,218	28,865	170,007	209,331
Overage rents	12,744	4,431	6,730	10,430
Other	17,371	3,763	13,205	16,837
Total revenues	652,291	97,443	550,579	654,441
Expenses:
Real estate taxes	62,470	8,516	53,774	61,820
Property maintenance costs	23,414	5,180	18,791	22,278
Marketing	8,932	2,769	5,498	7,137
Other property operating costs	110,458	16,808	90,031	114,487
(Recovery of) provision for doubtful accounts	(990)	388	1,958	6,813
Property management and other costs	49,611	72	21,650	20,884
Provisions for impairment	64	—	6	153,227
Depreciation and amortization	247,771	34,761	138,178	168,975
Total expenses	501,730	68,494	329,886	555,621
Operating income	150,561	28,949	220,693	98,820

Interest income	887	250	282	485
Interest expense	(239,619)	(35,952)	(284,676)	(308,926)
Loss before income taxes, noncontrolling interests, equity in income (loss) of Unconsolidated Real Estate Affiliates, reorganization items, discontinued operations and noncontrolling interests	(88,171)	(6,753)	(63,701)	(209,621)
Provision for income taxes	(1,130)	(136)	(850)	(1,812)
Equity in income of Unconsolidated Real Estate Affiliates	18,431	2,455	46,792	39,084
Reorganization items	—	—	(51,297)	33,499
Loss from continuing operations	(70,870)	(4,434)	(69,056)	(138,850)
Discontinued operations	(284)	1,255	553,621	(345,787)
Net (loss) income	(71,154)	(3,179)	484,565	(484,637)
Allocation to noncontrolling interests	1,260	(30)	2,706	1,959
Net (loss) income attributable to General Growth Properties, Inc.	$(69,894)	$(3,209)	$487,271	$(482,678)

Comprehensive (loss) income:
Net (loss) income	$(71,154)	$(3,179)	$484,565	$(484,637)
Other comprehensive (loss) income:
Foreign currency translation	(48,471)	—	6,247	46,813
Other comprehensive (loss) income	(119,625)	(3,179)	490,812	(437,824)
Comprehensive income (loss) allocated to noncontrolling interests	1,260	(30)	2,706	1,959
Comprehensive (loss) income, net attributable to General Growth Properties, Inc.	$(118,365)	$(3,209)	$493,518	$(435,865)

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

			Receivable	Noncontrolling
		Accumulated	from General	Interests in
		other	Growth	Consolidated
	Members’	comprehensive	Properties,	Real Estate
	Capital	income (loss)	Inc.	Affiliates	Total Capital
	(Dollars in thousands)
Balance at January 1, 2009 (Predecessor)	$10,487,768	$(4,375)	$(4,866,837)	$20,196	$5,636,752
Net loss	(482,678)	—	—	(1,959)	(484,637)
Other comprehensive income	—	46,813	—	—	46,813
Advances to General Growth Properties, Inc.	—	—	(77,147)	—	(77,147)
(Distributions to) contributions from noncontrolling interests in Consolidated Real Estate Affiliates	(60)	—	—	2,482	2,422
Balance at December 31, 2009 (Predecessor)	$10,005,030	$42,438	$(4,943,984)	$20,719	$5,124,203

Net income (loss)	487,271	—	—	(2,706)	484,565
Other comprehensive income	—	6,247	—	—	6,247
Advances from General Growth Properties, Inc.	—	—	1,405,075	—	1,405,075
Distribution to General Growth Properties, Inc.	(5,050,944)	—	1,325,195	(19,414)	(3,745,163)
Contribution from General Growth Properties, Inc.	892,477	—	—	—	892,477
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	192	—	—	(619)	(427)
Balance at November 9, 2010 (Predecessor)	$6,334,026	$48,685	$(2,213,714)	$(2,020)	$4,166,977
Effects of acquisition accounting:
Elimination of Predecessor members’ capital	(6,334,026)	—	—	—	(6,334,026)
Members’ capital at fair value	7,499,804	—	—	—	7,499,804
Elimination of Predecessor accumulated other comprehensive income	—	(48,685)	—	—	(48,685)
Change in basis for noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	23,489	23,489
Balance at November 9, 2010 (Successor)	$7,499,804	$—	$(2,213,714)	$21,469	$5,307,559

Net loss	(3,209)	—	—	30	(3,179)
Advances to General Growth Properties, Inc.	—	—	(599,103)	—	(599,103)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	30	—	—	(83)	(53)
Balance at December 31, 2010 (Successor)	$7,496,625	$—	$(2,812,817)	$21,416	$4,705,224

Net loss	(69,894)	—	—	(1,260)	(71,154)
Other comprehensive loss	—	(48,471)	—	—	(48,471)
Advances to General Growth Properties, Inc.	—	—	(449,011)	—	(449,011)
Distribution to General Growth Properties, Inc.	(1,308,014)	—	482,919	—	(825,095)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	(379)	—	—	(148)	(527)
Balance at December 31, 2011 (Successor)	$6,118,338	$(48,471)	$(2,778,909)	$20,008	$3,310,966

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
	Year Ended 2011	Period from November 10, 2010 through December 31,	Period Ended November 9, 2010	Year Ended 2009
	(Dollars in thousands)
Cash flows from operating activities:
Net (loss) income	$(71,154)	$(3,179)	$484,565	$(484,637)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(13,402)	(3,539)	(55,141)	(20,625)
Provision for doubtful accounts	164	362	9,155	18,744
Distributions received from Unconsolidated Real Estate Affiliates	14,986	899	48,452	22,025
Depreciation	287,304	43,890	339,891	416,275
Amortization	13,656	1,742	20,167	24,597
Amortization of deferred financing costs	69	—	6,072	21,496
(Accretion) amortization of debt market rate adjustments	(39,708)	(3,956)	92,995	(14,139)
Amortization of intangibles other than in-place leases	35,719	6,439	2,857	(16)
Straight-line rent amortization	(26,148)	(366)	(18,942)	(14,433)
Provisions for impairment	4,107	—	12,945	646,059
Land development and acquisition expenditures	—	—	(61,668)	(57,890)
Cost of land sales	—	—	13,766	22,019
Net gain (loss) on dispositions	1,328	—	(1,943)	3,726
Deferred income taxes	—	—	(517,186)	(4,652)
Accrued interest expense related to the Plan	—	—	14,506	—
Reorganization items - finance costs related to emerged entities	—	—	81,903	39,091
Non-cash interest for special consideration entities	—	—	(6,358)	—
Non-cash reorganization items	—	—	(60,566)	(142,517)
Net changes:
Accounts and notes receivable	(3,351)	6,349	(3,916)	(16,758)
Prepaid expenses, deferred expenses and other assets	5,867	(27,103)	39,849	14,123
Accounts payable and accrued expenses	9,439	(29,070)	(106,033)	144,491
Other, net	—	—	(12,123)	(3,546)
Net cash provided by (used in) operating activities	218,876	(7,532)	323,247	613,433

Cash flows from investing activities:
Development of real estate and property additions/improvements	(101,265)	(6,247)	(136,704)	(139,928)
Proceeds from sales of investment properties	184,551	327	1,739	6,401
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	52,073	7,486	92,088	19,029
Increase in investments in Unconsolidated Real Estate Affiliates	(21,739)	(2,301)	(17,624)	(123,615)
Increase (decrease) in restricted cash	3,004	(1,102)	(8,794)	(11)
Other, net	111	931	4,576	4,723
Net cash provided by (used in) investing activities	116,735	(906)	(64,719)	(233,401)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	1,738	—	—	86,209
Principal payments on mortgages, notes and loans payable	(340,199)	(6,700)	(765,297)	(321,033)
(Advances to) borrowings from General Growth Properties, Inc.	(449,011)	(599,099)	1,188,020	(77,821)
Capital contribution from General Growth Properties, Inc.	—	—	892,477	—
Distributions to noncontrolling interests	(1,875)	(23)	(1,298)	(385)
Contributions from noncontrolling interests	1,349	—	113	660
Finance costs related to emerged entities	—	(3)	(81,903)	(39,091)
Distribution to GGPLP	—	—	(22,511)	—
Deferred financing costs	(8,684)	—	—	(4,859)
Other, net	—	(31)	(22)	(367)
Net cash (used in) provided by financing activities	(796,682)	(605,856)	1,209,579	(356,687)

Net change in cash and cash equivalents	(461,071)	(614,294)	1,468,107	23,345
Cash and cash equivalents at beginning of period	903,630	1,517,924	49,817	26,472
Cash and cash equivalents at end of period	$442,559	$903,630	$1,517,924	$49,817

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor		Predecessor
	Year Ended 2011	Period from November 10, 2010 through December 31,	Period Ended November 9, 2010	Year Ended 2009
	(Dollars in thousands)
Supplemental disclosure of cash flow information:

Interest paid	$301,600	$22,372	$763,828	$545,347
Interest capitalized	758	105	43,454	45,088
Income taxes paid	935	28	2,752	7,545
Reorganization items paid	—	980	83,301	16,873
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$3,013	$762	$(83,731)	$(3,482)
Mortgage debt market rate adjustment related to emerged entities	—	—	(21,716)	52,468

Recognition of note payable in conjunction with land held for development and sale	—	—	—	6,520
Change in deferred contingent property acquisition liabilities	—	—	(68,378)	4,947
Non-Cash Distribution to GGPLP:
Assets	$—	$—	$9,880	$—
Liabilities and capital	—	—	(9,902)	—
Supplemental disclosure of cash flow information related to Acquisition Accounting:
Non-cash changes related to acquisition accounting:
Land	$—	$—	$381,023	$—
Buildings and equipment	—	—	(771,819)	—
Less accumulated depreciation	—	—	1,477,082	—
Investment in and loans to/from Unconsolidated Real Estate Affiliates	—	—	531,489	—
Accounts receivable	—	—	(76,349)	—
Deferred expenses, net	—	—	(7,698)	—
Prepaid expenses	—	—	489,378	—
Mortgages, notes and loans payable	—	—	(113,348)	—
Accounts payable and accrued expenses	—	—	(329,133)	—
Capital	—	—	(1,380,961)	—

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1                ORGANIZATION

General

The Rouse Company L.L.C. (“TRCLLC”, the “Successor”, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 (the “Effective Date”) through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP” or the “Predecessor”) into a limited liability company.

TRCLP was the successor company to The Rouse Company (“TRC”), which was incorporated as a business corporation under the laws of the State of Maryland in 1956.  TRC was acquired by General Growth Properties, Inc. (“Old GGP”) on November 12, 2004, which resulted in TRCLP becoming a subsidiary of Old GGP, headquartered in Chicago, Illinois.  Old GGP, a Delaware corporation, was a self-administered and self-managed Real Estate Investment Trust (“REIT”).  New GGP, Inc. (“New GGP”, “GGP” or the “Company”), incorporated July 1, 2010, is the successor registrant by merger, on the Effective Date with Old GGP.  Old GGP and certain of its domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”) and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on the Effective Date as described below.

Through our subsidiaries and affiliates, we operate, develop and manage retail and other rental properties, primarily regional malls, which are predominately located throughout the United States. We also hold assets in Brazil through investments in Unconsolidated Real Estate Affiliates (as defined below).  Prior to the Effective Date, the Predecessor had also developed and sold land for residential, commercial and other uses primarily in large-scale, long-term master planned community projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas (“HHC Properties”).

In this report, we refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under generally accepted accounting principles in the United States of America (“GAAP”) as the “Consolidated Properties.”  We also hold some properties through joint venture entities in which we own a non-controlling interest (“Unconsolidated Real Estate Affiliates”) and we refer to those properties as the “Unconsolidated Properties.”  Our “Company Portfolio” includes both our Consolidated Properties and our Unconsolidated Properties.

Chapter 11 and the Plan

In April 2009, Old GGP and its domestic subsidiaries, including TRCLP (the “Debtors”), filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court (collectively, the “Chapter 11 Cases”).

On October 21, 2010, the Bankruptcy Court entered an order confirming the Plan.  Pursuant to the Plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was renamed General Growth Properties, Inc.  Also pursuant to the Plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in New GGP, Inc. and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).  After that distribution, HHC became a publicly-held company, majority-owned by Old GGP’s previous stockholders.  GGP and TRCLLC do not own any ownership interest in HHC as of, or subsequent to, the Effective Date.

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the “Brookfield Investor”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with the Brookfield Investor and Fairholme, the “Plan Sponsors”), pursuant to which the Predecessor would be divided into two companies, New GGP, Inc. and HHC, and the Plan Sponsors would invest in the Company’s standalone emergence plan.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest.  For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint venture (generally computed as the joint venture partner’s ownership percentage) is included in Noncontrolling Interests in Consolidated Real Estate Affiliates as a permanent element of capital.  All significant intercompany balances and transactions have been eliminated.

We operate in a single reportable segment referred to as our retail and other segment, which includes the operation, development and management of retail and other rental properties, primarily regional malls.  Our portfolio of regional malls represents a collection of retail properties that are targeted to a range of market sizes and consumer tastes.  Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available.  We do not distinguish or group our consolidated operations based on geography, size or type.  Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.  As a result, the Company’s operating properties are aggregated into a single reportable segment.

Prior to the Effective Date, through a series of transactions, properties owned by Old GGP were contributed to TRCLP.  In accordance with the GAAP guidance established for mergers involving affiliates under common control, the consolidated financial statements of the Predecessor have been recast to include the financial position and results of these properties for all periods presented, similar to a pooling of interests.

Pursuant to the Plan, prior to the Effective Date, TRCLP distributed the HHC Properties it indirectly owned to Old GGP to facilitate the HHC distribution described above.  In addition, TRCLP distributed various operating properties including the private REIT entity that owned a noncontrolling interest in GGPLP L.L.C. to Old GGP.  The operations of these properties have been reported in the Predecessor periods as discontinued operations on the Consolidated Statements of Operations and Comprehensive Income (loss) (Note 4).  Prior to the Effective Date, the HHC properties were managed separately as a different reportable segment.

On June 1, 2011, GGP contributed additional properties into TRCLLC.  The financial statements of the Predecessor and Successor have been recast to include the results of these properties for all periods presented, similar to a pooling of interests. This restructuring increased TRCLLC’s total assets by $0.7 billion, total liabilities by $0.5 billion and total partners’ capital by $0.2 billion as of December 31, 2010. As a result of this restructuring, net loss for the period from November 10, 2010 to December 31, 2010 decreased $0.3 million; net income for the period from January 1, 2010 to November 9, 2010 decreased by $12.0 million and net loss for the year ended December 31, 2009 decreased by $2.8 million, respectively.

During 2011, TRCLLC distributed various operating properties to GGP.  The operations of these properties have been reported in the Predecessor and Successor periods as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (loss).

Reclassifications

In addition to the restatements discussed above, certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation as a result of discontinued operations.  Income statement amounts for properties sold or to be disposed of have been reclassified to discontinued operations for all periods presented.  Lastly, certain prior period income statement disclosures in the accompanying footnotes have been restated to exclude amounts which have been reclassified to discontinued operations.

Properties

Real estate assets are stated at cost less any provisions for impairments.  As discussed in Note 3, the real estate assets were recorded at fair value pursuant to the application of acquisition accounting on the Effective Date.  Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized.  Real estate taxes and interest costs incurred during construction periods are capitalized.  Capitalized interest costs are based on qualified expenditures and interest rates

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in place during the construction period.  Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third-party costs, are capitalized as part of the property being developed.  In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed (see our impairment policies in this Note 2 below).

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the shorter of the useful life or the applicable lease term.  Expenditures for significant betterments and improvements are capitalized.  Maintenance and repairs are charged to expense when incurred.

We periodically review the estimated useful lives of our properties.  Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings and improvements	45
Equipment and fixtures	5-10
Tenant improvements	Shorter of useful life or applicable lease term

Accumulated depreciation was reset to zero on the Effective Date as described in Note 3 in conjunction with the application of the acquisition method of accounting due to the Plan and the Investment Agreements.

Impairment

General

Carrying values of our properties were reset to fair value on the Effective Date as provided by the acquisition method of accounting.  Impairment charges could be taken in the future if economic conditions change or if the plans regarding such assets change.  Therefore, we can provide no assurance that material impairment charges with respect to our assets, including operating properties, investments in Unconsolidated Real Estate Affiliates and developments in progress, will not occur in future periods.  Accordingly, we will continue to monitor circumstances and events in future periods to determine whether impairments are warranted.

Operating properties

Accounting for the impairment of long-lived assets requires that if impairment indicators exist and the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of such asset to its fair value.  We review our consolidated assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant occupancy percentage changes, debt maturities and management’s intent with respect to the assets.

Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and developments in progress are assessed by project and include, but are not limited to, significant changes in the Company’s plans with respect to the project, significant changes in projected completion dates, tenant demand, revenues or cash flows, development costs, market factors and sustainability of development projects.

If an indicator of potential impairment exists, the asset is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flows.  The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, and estimated holding periods for the applicable assets.  Although the carrying amount may exceed the estimated fair value of certain assets, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows.  To the extent an impairment provision is determined to be necessary, the excess of the carrying amount of the asset over its estimated

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value is expensed to operations.  In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset group.  The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset.

During the respective periods, we determined there were events and circumstances indicating that certain properties or pre-development costs were not recoverable and therefore required impairments.  As such, we recorded impairment charges related to one operating property and related to pre-development costs aggregating $4.1 million for the year ended December 31, 2011. The Predecessor recorded impairment charges related to its operating properties, land held for development and sale, and properties under development of $14.3 million for the period from January 1, 2010 to November 9, 2010 and $505.4 million for the year ended December 31, 2009.  These impairment charges, except for $0.1 million and $12.6 million for the years ended December 31, 2011 and 2009, respectively, which are included in provisions for impairment, are included in discontinued operations in the consolidated statements of operations and comprehensive income (loss).  We determined that there were no events and circumstances indicating impairment for the period from November 10, 2010 through December 31, 2010.

Investment in Unconsolidated Real Estate Affiliates

According to the guidance related to the equity method of accounting for investments, a series of operating losses of an investee or other factors may indicate that an other-than-temporary decrease in value of our investment in the Unconsolidated Real Estate Affiliates has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary impairments with respect to the carrying values of our unconsolidated real estate affiliates.

Based on our evaluations, no provisions for impairment were recorded related to our Investments in Unconsolidated Real Estate Affiliates.

Goodwill

The application of acquisition accounting on the Effective Date did not yield any goodwill for the Successor and all prior amounts were eliminated of the Predecessor (Note 3).  With respect to the Predecessor, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed was recorded as goodwill.  Recorded goodwill was tested for impairment annually or more frequently if events or changes in circumstances indicated that the asset might be impaired.   The Predecessor assessed fair value based on estimated future cash flow projections that utilized discount and capitalization rates which are generally unobservable in the market place (Level 3 inputs) under these principles, but approximate the inputs we believe would be utilized by market participants in assessing fair value.  Estimates of future cash flows were based on a number of factors including the historical operating results, known trends, and market/economic conditions.  If the carrying amount of a property, including its goodwill, exceeded its estimated fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss, if any. In this second step, if the implied fair value of goodwill was less than the carrying amount of goodwill, an impairment charge was recorded.

As a result of the procedures performed, the Predecessor recorded provisions for impairment of goodwill of $140.6 million for the year ended December 31, 2009.  During 2010, until the Effective Date, there were no events or circumstances that indicated that the then current carrying amount of goodwill might be impaired.

Investments in Unconsolidated Real Estate Affiliates

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method.  Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received.  Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages.  Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages.  Differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates (for example, arising from the application of the acquisition method of accounting, Note 3) are

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amortized over lives ranging from five to 45 years.  When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements.

Cash and Cash Equivalents

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

Receivable from General Growth Properties, Inc.

The amounts receivable from General Growth Properties, Inc. are primarily non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Capital.

Leases

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables.

Deferred Expenses

Deferred expenses primarily consist of leasing commissions and related costs and are amortized using the straight-line method over the life of the leases.  Deferred expenses also include financing fees we incurred in order to obtain long-term financing and are amortized on a straight line basis as interest expense over the terms of the respective financing agreements, which approximates the effective interest method.  The acquisition method of accounting eliminated such balances of deferred financing fees and the Successor only has amounts incurred subsequent to the Effective Date.

Revenue recognition and related matters

Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases.  Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on properties that were fair valued at emergence.  The following is a summary of amortization of straight-line rent, net amortization /accretion related to above and below-market tenant leases, termination income and percentage rents in-lieu of minimum rent:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009

Amortization of straight-line rent	$20,732	$(112)	$7,613	$5,087
Net amortization/accretion of above and below-market tenant leases	(24,612)	(3,850)	1,563	1,457
Lease termination income	3,930	302	2,251	3,096

The following is a summary of straight-line rent receivables, which are included in Accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2011	December 31, 2010
	(In thousands)
Straight-line rent receivables, net	$23,526	$3,119

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents,

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which is estimated to be uncollectible.  Such allowances are reviewed periodically based upon our recovery experience.   The following table summarizes the changes in allowance for doubtful accounts:

	Successor		Predecessor
	2011	2010	2010	2009
	(In thousands)
Balance as of January 1, (November 9, 2010 for Successor)	$14,680	$18,620	$45,413	$42,601
Provisions for doubtful accounts	(990)	388	1,958	6,813
Write-offs and transfers of assets	(8,307)	(4,328)	(28,751)	(4,001)
Balance as of December 31, (November 9, 2010 for Predecessor)	$5,383	$14,680	$18,620	$45,413

Overage rent is paid by a tenant when its sales exceed an agreed upon minimum amount, is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease.  Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

In leasing tenant space, we may provide funding to the lessee through a tenant allowance.  In accounting for a tenant allowance, we determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership, for accounting purposes, of such improvements.  If we are considered the owner of the leasehold improvements for accounting purposes, we capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the leasehold improvements or the related lease term.  If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue on a straight-line basis.

Fair Value Measurements

The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers consist of:

•                  Level 1 - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

•                  Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•                  Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes our assets and liabilities that are measured at fair value on a nonrecurring basis:

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
	(In thousands)
Year Ended December 31, 2011 (Successor)
Investments in real estate (1)	$—	$—	$—	$—
For the Period January 1, 2010 through November 9, 2010 (Predecessor)
Investments in real estate (1)	$275,530	$—	$79,679	$195,851
Liabilities (2)	8,241,266	—	—	8,241,266

(1) Refer to Note 2 Impairment for information regarding impairment.

(2) The fair value of liabilities relates to debt on the properties that filed for bankruptcy and emerged during the period from April 9, 2009 through November 9, 2010.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We estimated fair value relating to these impairment assessments based upon discounted cash flow and direct capitalization models that included all projected cash inflows and outflows over a specific holding period, or the negotiated sales price, if applicable. Such projected cash flows are comprised of unobservable inputs which include contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these models were based upon observable rates that we believed to be within a reasonable range of current market rates for each property analyzed. Based upon these inputs, we determined that our valuations of properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy.  For our properties for which the estimated fair value was based on estimated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

In addition, the fair value of liabilities related to debt on the properties that filed for bankruptcy and emerged during the period from April 9, 2009 through November 9, 2010 was $8.24 billion as of November 9, 2010 and were fair valued using Level 3 inputs.  Fair value was determined based on the net present value of debt using current market rates. For our properties for which the estimated fair value was based on estimated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

The following table summarizes gains and losses recorded within earnings as a result of changes in fair value:

	Total Loss
	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Investments in real estate (1)	$(4,043)	$—	$(13,639)	$(474,730)
Liabilities (2)	—	—	(39,822)	(138,180)

(1) Refer to Note 2 Impairment for information regarding impairment.

(2) The fair value of liabilities relates to debt on the properties that filed for bankruptcy and emerged during the period from April 9, 2009 through November 9, 2010.

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt.

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Fixed-rate debt	$4,440,481	$4,473,007	$5,557,243	$5,520,312
Variable-rate debt	—	—	45,626	47,407
	$4,440,481	$4,473,007	$5,602,869	$5,567,719

We estimated the fair value of debt based on quoted market prices for publicly-traded debt, recent financing transactions (which may not be comparable), estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), a widely quoted market interest rate which is frequently the index used to determine the rate at which we borrow funds, U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt.  The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed, or, in the case of the Successor, recorded due to the acquisition method of accounting (Note 3).  Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

The functional currencies for our international joint ventures are their local currencies.  Assets and liabilities of these investments are translated at the rate of exchange in effect on the balance sheet date and results of operations are translated at the weighted average exchange rate for the period.  Translation adjustments resulting from the translation of assets and liabilities are accumulated in Capital as a component of accumulated other comprehensive loss.  Translation of operations is reflected in Capital in other comprehensive income.

Transactions with Affiliates

GGP directly performs functions such as payroll, benefits, and insurance for TRCLLC and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLLC.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Operations and Comprehensive Income (loss) of the Predecessor.  Reorganization items include professional fees and similar types of expenses and gains on liabilities subject to compromise directly related to the Chapter 11 Cases, resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases.  We recognized a net expense on reorganization items of $51.3 million for the period January 1, 2010 through November 9, 2010 and a net credit of $33.5 million for the year ended December 31, 2009. These amounts exclude reorganization items that are currently included within discontinued operations.  We did not recognize any reorganization items in 2011 or in the successor period of 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, fair value of debt and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

NOTE 3                ACQUISITIONS, DISPOSITIONS AND INTANGIBLES

Acquisitions and Dispositions

During 2011, we sold our interest in six consolidated properties for aggregate sales proceeds of $184.6 million.

Acquisition Method of Accounting Adjustments on the Effective Date

The acquisition method of accounting has been applied to the assets and liabilities of the Successor to reflect the acquisition of Old GGP by New GGP as part of the Plan as discussed in Note 1.  The acquisition method of accounting was applied at the Effective Date and, therefore, the Successor’s balance sheet as of December 31, 2010 and statements of operations, cash flows and equity for the period November 10, 2010 through December 31, 2010 reflects the revaluation of the Predecessor’s assets and liabilities to fair value as of the Effective Date.  The acquisition method of accounting has been applied to the assets and liabilities of the Successor to reflect the acquisition of the Predecessor by the Successor as part of the Plan. The acquisition method of accounting adjustments recorded on the Effective Date reflect the allocation of the estimated purchase price as presented in the table below. Such adjustments reflect the amounts required to adjust the carrying values of our assets and liabilities, after giving effect to the transactions pursuant to the Plan, to the fair values of such remaining assets and liabilities and redeemable noncontrolling interests, with the offset to common equity, as provided by the acquisition method of accounting.  Accordingly, the accompanying financial statements have been prepared in conformity with ASC 852-

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor as a new entity including assets, liabilities and a capital structure with carrying values not comparable with prior periods.

Purchase Price Allocation

(in thousands)

		November 9, 2010
Sources of funds		$5,048,846
Plus: Assumed liabilities
Fair value of mortgages, notes and loans payable		5,613,524
Accounts payable and accrued expenses:
Below-market tenant leases	295,849
Accounts payable to affiliates	5,670
Accrued payroll and bonus	4,799
Accounts payable	5,471
Real estate tax payable	31,949
Above-market ground leases	9,209
Other accounts payable and accrued expenses	184,138
Total accounts payable and accrued expenses		537,085
Total assumed liabilities		6,150,609
Plus: Noncontrolling interests in consolidated real estate affiliates		21,469
Total purchase price		$11,220,924

Land		$1,094,806
Buildings and equipment:
Buildings and equipment	5,348,209
Tenant improvements	211,270
In-place leases	398,102
Total buildings and equipment		5,957,581
Developments in progress		60,203
Investment in and loans to/from Unconsolidated Real Estate Affiliates		1,827,837
Cash and cash equivalents		1,517,924
Accounts and notes receivable		39,156
Deferred expenses:
Lease commissions	50,307
Capitalized legal / marketing costs	9,897
Total deferred expenses		60,204
Prepaid expenses and other assets:
Above-market tenant leases	394,326
Below-market ground leases	176,202
Security and escrow deposits	34,449
Prepaid expenses	14,081
Other	44,156
Total prepaid expenses and other assets		663,214
Total fair value of assets		$11,220,924

The aggregate fair value of the assets and liabilities of TRCLLC were computed using estimates of future cash flows and other valuation techniques, including estimated discount and capitalization rates, and such estimates and techniques were also used to allocate the purchase price of acquired property between land, buildings, equipment, tenant improvements and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases.  Elements of the Predecessor’s working capital have been reflected at current carrying amounts as such short-term items are assumed to be settled in cash within 12 months at such values.

The Fair Values of tangible assets are determined on an ‘‘if vacant’’ basis. The ‘‘if vacant’’ fair value is allocated to land, where applicable, buildings, equipment and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the ‘‘if vacant’’ value of the buildings and equipment was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value. We believe that the most influential assumption in the estimation of value based on the income approach is the assumed discount rate and an average one half of one percent change in the aggregate discount rates applied to our estimates of future cash flows would result in an approximate 3.5 percent change in the aggregate estimated value of our real estate investments.  With respect to developments in progress, the fair value of such projects approximated the carrying value.

The estimated fair value of in-place tenant leases includes lease origination costs (the costs we would have incurred to lease the property to the current occupancy level of the property) and the lost revenues during the period necessary to lease-up from vacant to the current occupancy level. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. The fair value of acquired in-place tenant leases is included in the balance of buildings and equipment and amortized over the remaining lease term for each tenant.

Intangible assets and liabilities were calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market tenant and ground lease values were valued (using an interest rate which reflects the risks associated with the leases acquired) based on the difference between the contractual amounts to be received or paid pursuant to the leases and our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the leases, including below market renewal options. The variance between contract rent versus prevailing market rent is projected to expiration for each particular tenant and discounted back to the date of acquisition. Significant assumptions used in determining the fair value of leasehold assets and liabilities include: (1) the market rental rate, (2) market reimbursements, (3) the market rent growth rate and (4) discount rates. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (approximately five years for tenant leases and approximately 50 years for ground leases). The remaining term of leases with lease renewal options with terms significantly below (25% or more discount to the assumed market rate of the tenant’s space at the time the renewal option is to apply) market reflect the assumed exercise of such renewal options and assume the amortization period would coincide with the extended lease term. Due to existing contacts and relationships with tenants at our currently owned properties and that there was no significant perceived difference in the renewal probability of a tenant based on such relationship, no significant value has been ascribed to the tenant relationships at the properties.

Less than 1% of our leases contain renewal options exercisable by our tenants. In estimating the fair value of the related below market lease liability, we assumed that tenants with renewal options would exercise this option if the renewal rate was at least 25% below the estimated market rate at the time of renewal. We have utilized this assumption, which we believe to be reasonable, because we believe that such a discount would be compelling and that tenants would elect to renew their leases under such favorable terms. We believe that at a discount of less than 25%, the tenant also considers qualitative factors in deciding whether to renew a below-market lease and, accordingly, renewal can not be assumed. In cases where we have assumed renewal of the below-market lease, we have used the terms of the leases, as renewed, including any below market renewal options, to amortize the calculated below-market lease intangible. If we had used a discount to estimated market rates of 10% rather than 25%, there would not have been a material change in the below-market lease intangible or the amortization of such intangible.

With respect to our investments in the Unconsolidated Real Estate Affiliates, our fair value reflects the fair value of the property held by such affiliate, as computed in a similar fashion to our majority owned properties. Such fair values have been adjusted for the consideration of our ownership and distribution preferences and limitations and rights to sell and repurchase our ownership interests. We estimated the fair value of debt based on quoted market prices for publicly-traded debt, recent financing transactions (which may not be comparable), estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, the current London Interbank Offered Rate (‘‘LIBOR’’), a widely quoted market interest rate which is frequently the index used to determine the rate at which we borrow funds and U.S. treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate such amounts. Since such amounts are estimates that are based on limited available market information for similar transactions and

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

Intangible Assets and Liabilities

The following table summarizes our intangible assets and liabilities:

	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
	(In thousands)
As of December 31, 2011
Tenant leases:
In-place value	$301,949	$(102,713)	$199,236
Above-market	316,402	(72,173)	244,229
Below-market	(187,976)	42,975	(145,001)
Ground leases:
Above-market	(9,127)	420	(8,707)
Below-market	98,515	(3,745)	94,770

As of December 31, 2010
Tenant leases:
In-place value	$422,135	$(18,803)	$403,332
Above-market	435,656	(12,773)	422,883
Below-market	(316,579)	8,164	(308,415)
Ground leases:
Above-market	(9,209)	54	(9,155)
Below-market	175,200	(665)	174,535

The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets. The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets; the below-market tenant leases and above-market building and ground leases are included in accounts payable and accrued expenses (Note 9) in our Consolidated Balance Sheets.

Amortization/accretion of these intangibles increased our loss from continuing operations by $124.5 million for the year ended December 31, 2011, $18.3 million for the period from November 10, 2010 through December 31, 2010, $6.4 million for the period from January 1, 2010 through November 9, 2010 and $8.9 million in 2009.

Future amortization is estimated to decrease net income by approximately $116.3 million in 2012, $95.1 million in 2013, $83.0 million in 2014, $74.9 million in 2015, and $66.2 million in 2016.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4     DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

All 2011, 2010 and 2009 dispositions are included in discontinued operations in our consolidated financial statements.

Distribution of Certain Assets and Liabilities to GGP

As discussed in Note 2, pursuant to the Plan, prior to the Effective Date, TRCLP distributed the HHC properties it indirectly owned to Old GGP to facilitate the HHC distribution described above.  In addition, TRCLP distributed various operating properties to Old GGP in 2010 and TRCLLC distributed various operating properties to GGP in 2011.  The operations of these distributed properties have been reported as discontinued operations.

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Retail and other revenue	$161,853	$32,431	$889,671	$1,063,420
Land and condominium sales	—	—	32,244	45,997
Total revenues	161,853	32,431	921,915	1,109,417
Retail and other operating expenses	126,482	25,772	569,845	680,342
Land and condominium sales operations	—	—	39,711	49,047
Impairment loss	4,043	—	14,338	492,832
Total expenses	130,525	25,772	623,894	1,222,221
Operating income	31,328	6,659	298,021	(112,804)
Interest expense, net	(27,565)	(6,873)	(261,304)	(302,031)
Other expenses	(5,198)	1,506	48,302	59,549
Net income (loss) from operations	(1,435)	1,292	85,019	(355,286)
(Provision for) benefit from income taxes	(177)	(37)	469,045	21,838
Noncontrolling interest	—	—	(2,388)	(11,190)
Gains (losses) on disposition of properties	1,328	—	1,945	(1,149)
Net income (loss) from discontinued operations	$(284)	$1,255	$553,621	$(345,787)

NOTE 5                UNCONSOLIDATED REAL ESTATE AFFILIATES

The Unconsolidated Real Estate Affiliates represents our investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. GGP manages most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures using the equity method.

On January 29, 2010, our Brazilian joint venture, Aliansce Shopping Centers S.A. (“Aliansce”), commenced trading on the Brazilian Stock Exchange, or BM&FBovespa, as a result of an initial public offering of Aliansce’s common shares in Brazil (the “Aliansce IPO”).  Although we did not sell any of our Aliansce shares in the Aliansce IPO, our ownership interest in Aliansce was diluted from 49% to approximately 31% as a result of the stock sold in the Aliansce IPO.  We continue to apply the equity method of accounting to our ownership interest in Aliansce.  As an equity method investor, we accounted for the shares issued by Aliansce as if we had sold a proportionate share of our investment at the issuance price per share of the Aliansce IPO. Accordingly, the Predecessor recognized a gain of $9.7 million for the period from January 1, 2010 through November 9, 2010, which is reflected in equity in income of Unconsolidated Real Estate Affiliates.

Indebtedness secured by our Unconsolidated Properties was $1.83 billion as of December 31, 2011 and $2.01 billion as of December 31, 2010.  Our proportionate share of such debt was $721 million as of December 31, 2011 and $801 million as of December 31, 2010.  There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

Condensed Combined Financial Information of Unconsolidated Real Estate Affiliates

Following is summarized financial information for our Unconsolidated Real Estate Affiliates as of December 31, 2011 and 2010 and for the year ended December 31, 2011, the period from November 10, 2010 through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009. Certain 2010 and 2009 amounts have been reclassified to conform to the 2011 presentation as a result of discontinued operations.

	December 31, 2011	December 31, 2010
	(In thousands)
Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates
Assets:
Land	$403,067	$393,135
Buildings and equipment	2,873,684	3,191,393
Less accumulated depreciation	(755,136)	(756,251)
Developments in progress	83,341	50,907
Net property and equipment	2,604,956	2,879,184
Investment in unconsolidated joint ventures	758,372	630,212
Net investment in real estate	3,363,328	3,509,396
Cash and cash equivalents	163,444	296,577
Accounts and notes receivable, net	63,560	60,177
Deferred expenses, net	70,633	40,877
Prepaid expenses and other assets	71,923	72,548
Total assets	$3,732,888	$3,979,575

Liabilities and Owners’ Equity:
Mortgages, notes and loans payable	$1,831,987	$2,013,292
Accounts payable, accrued expenses and other liabilities	270,949	230,421
Owners’ equity	1,629,952	1,735,862
Total liabilities and owners’ equity	$3,732,888	$3,979,575

Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net
Owners’ equity	$1,629,952	$1,735,862
Less joint venture partners’ equity	(956,804)	(2,009,392)
Capital or basis differences and loans	1,052,190	2,098,897
Investment in and loans to/from
Unconsolidated Real Estate Affiliates, net	$1,725,338	$1,825,367

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Successor		Predecessor
		Period from	Period from
		November 10,	January 1, 2010
	Year Ended	2010 through	through	Year Ended
	December 31,	December 31,	November 9,	December 31,
(In thousands)	2011	2010	2010	2009
Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$316,239	$42,693	$251,181	$335,174
Tenant recoveries	111,204	15,091	89,444	111,610
Overage rents	14,752	2,457	4,286	8,433
Land sales	—	—	75,067	72,367
Management and other fees	35,920	4,693	59,626	5,712
Other	16,345	1,215	15,592	96,817
Total revenues	494,460	66,149	495,196	630,113

Expenses:
Real estate taxes	36,931	4,800	29,105	39,212
Repairs and maintenance	17,706	3,226	15,329	20,955
Marketing	6,114	1,676	3,756	4,351
Other property operating costs	70,221	9,364	103,032	150,811
Land sales operations	—	—	59,327	60,799
Provision for doubtful accounts	3,518	174	2,686	5,415
Property management and other costs	12,507	1,842	11,239	12,666
General and administrative	27,458	2,337	34,894	24,248
Provisions for impairment	109	—	157	609
Depreciation and amortization	105,208	12,946	80,466	102,830
Total expenses	279,772	36,365	339,991	421,896
Operating income	214,688	29,784	155,205	208,217

Interest income	18,171	2,274	19,333	2,897
Interest expense	(133,078)	(17,649)	(102,201)	(94,943)
(Provision for) benefit from income taxes	(164)	(66)	(1,395)	285
Equity in income of unconsolidated joint ventures	54,207	9,526	43,479	—
Income from continuing operations	153,824	23,869	114,421	116,456
Discontinued operations - gain on dispositions	—	—	55,077	3,851
Allocation to noncontrolling interests	(3,666)	96	864	—
Net income	$150,158	$23,965	$170,362	$120,307

Equity In Income of Unconsolidated Real Estate Affiliates
Net income of Unconsolidated Real Estate Affiliates	$150,158	$23,965	$170,362	$120,307
Joint venture partners’ share of income	(91,390)	(13,974)	(62,250)	(38,936)
Amortization of capital or basis differences	(40,337)	(7,536)	(34,801)	(40,299)
Gain on Aliansce IPO	—	—	9,718	—
Loss on Highland Mall conveyence	—	—	(29,668)	—
Discontinued operations	—	—	(6,569)	(1,988)
Equity in income of Unconsolidated Real Estate Affiliates	$18,431	$2,455	$46,792	$39,084

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6                MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable are summarized as follows (see Note 10 for the maturities of our long term commitments):

	December 31,	December 31,
	2011	2010
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$2,674,532	$3,773,455
Corporate and other unsecured term loans	1,765,949	1,783,788
Total fixed-rate debt	4,440,481	5,557,243

Variable-rate debt:
Collateralized mortgages, notes and loans payable	—	45,626
Total mortgages, notes and loans payable	$4,440,481	$5,602,869

The weighted-average interest rate, excluding the effects of deferred finance costs on our collateralized mortgages, notes and loans payable was 5.46% at December 31, 2011 and 5.64% at December 31, 2010.  The weighted average interest rate on the remaining corporate unsecured fixed-rate debt was 6.75% at December 31, 2011 and December 31, 2010.

At December 31, 2011, TRCLLC is obligated on approximately $1.65 billion of publicly-traded unsecured bonds with maturities between September 30, 2012 and November 2015 and interest rates ranging from 5.38% to 7.20%.  We have $349.5 million of publicly-traded unsecured bonds which mature in 2012.  TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

The bonds also have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instance of non-compliance with our financial covenants related to our mortgages, notes and loan payable as of December 31, 2011.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2011, $5.0 billion of land, buildings and equipment and developments in progress (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Certain of these secured loans are cross-collateralized with other properties.  Although a majority of the $4.4 billion of fixed and variable rate mortgage notes and loans payable are non-recourse, $35.2 million of such mortgages, notes and loans payable are recourse due to guarantees or other security provisions for the benefit of the note holder.  In addition, certain mortgage loans contain other credit enhancement provisions (primarily master leases for all or a portion of the property), as of December 31, 2011 which have been provided by GGP.  Certain mortgage notes payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

NOTE 7                INCOME TAXES

TRCLLC is a limited liability company, which is an entity disregarded for federal income tax purposes and we are not liable for federal income taxes.  TRCLLC is a subsidiary of GGP which will elect to be taxed as a REIT.  As a disregarded entity, the Company does not file a federal income tax return.  The Company’s state tax returns for the tax years 2007 through 2011 are subject to examination by state and local authorities.

However, TRCLP prior to the Effective Date, as a subsidiary of Old GGP (which operated as a REIT), owned and operated several taxable REIT subsidiaries (“TRS”) entities that were taxable corporations that were used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services. Therefore we were liable for federal and state income taxes with respect to such TRS entities.  Prior to the Effective Date, pursuant to the Plan, these TRS entities were distributed to Old GGP preceding the formation of HHC (Note 4).  The provision for (benefit from) income taxes relative to these TRS entities are reported in discontinued operations in the Predecessor periods.  Subsequent to the distribution to Old GGP of the TRS entities, the Successor had zero deferred tax balances.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of TRS entities to Old GGP significantly changed the Successor’s exposure to income taxes.  Substantially all of the taxable activities within the Predecessor were distributed. The vast majority of the Successor’s activities will be conducted as a limited liability company, which is an entity disregarded for federal income tax purposes as discussed above.

The provision for (benefit from) income taxes for the year ended December 31, 2011, the period from November 10, through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 were as follows:

	Successor		Predecessor
	Year ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year ended December 31, 2009
	(In thousands)
Total from Continuing Operations	$1,130	$136	$850	$1,812

Current	177	37	(28,684)	(7,875)
Deferred	—	—	(440,361)	(13,963)
Total from Discontinued Operations	177	37	(469,045)	(21,838)

Total	$1,307	$173	$(468,195)	$(20,026)

Total provision for (benefit from) income taxes computed for continuing and discontinued operations by applying the Federal corporate tax rate for the year ended December 31, 2011, the period from November 10, through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 were as follows:

	Successor		Predecessor
	Year ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year ended December 31, 2009
	(In thousands)
Tax at statutory rate on earnings from continuing operations before income taxes	$(23,623)	$(1,216)	$(23,498)	$(70,919)
State income taxes, net of Federal income tax benefit	1,130	136	850	1,812
Tax at statutory rate on limited liability company or partnership earnings not subject to Federal income taxes	23,623	1,216	23,498	70,919
Tax expense (benefit) from discontinued operations	177	37	(469,045)	(21,838)

Provision for (benefit from) income taxes	$1,307	$173	$(468,195)	$(20,026)

NOTE 8                RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases.  The minimum future rentals to be received from tenants under operating leases in effect at our consolidated properties included in continuing operations at December 31, 2011 are summarized as follows:

Year	Amount
(In thousands)
2012	$311,885
2013	293,646
2014	260,061
2015	234,951
2016	209,059
Subsequent	667,016

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Such operating leases are with a variety of tenants, the majority of which are national and regional retail chains and local retailers, and consequently, our credit risk is concentrated in the retail industry.

NOTE 9                OTHER ASSETS AND LIABILITIES

The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2011 and 2010:

	December 31,	December 31,
	2011	2010
	(In thousands)
Above-market tenant leases (Note 3)	$244,229	$422,883
Security and escrow deposits	45,211	63,574
Below-market ground leases (Note 3)	94,770	174,535
Prepaid expenses	4,962	12,856
Receivables - finance leases and bonds	8,822	40,870
Other	2,407	5,191
Prepaid expenses and other assets	$400,401	$719,909

The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2011 and 2010:

	December 31,	December 31,
	2011	2010
	(In thousands)
Below-market tenant leases (Note 3)	$145,001	$308,415
Accounts payable and accrued expenses	63,641	70,927
Accrued payroll and other employee liabilities	15,940	3,535
Accrued interest	32,397	30,861
Accrued real estate taxes	12,818	20,362
Deferred gains/income	5,707	10,506
Construction payable	5,722	8,582
Tenant and other deposits	3,398	4,343
Conditional asset retirement obligation liability	4,474	6,038
Other	50,498	59,709
Accounts payable and accrued expenses	$339,596	$523,278

NOTE 10         COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties.  In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We lease land or buildings at certain properties from third parties.  The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord.  Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease.  Contractual rental expense, including participation rent totaled $9.2 million for the year ended December 31, 2011, $1.4 million for the period from November 10, 2010 through December 31, 2010, $8.4 million for the period January 1, 2010 through November 9, 2010 and $12.1 million for the year ended December 31, 2009, while the same rent expense excluding amortization of above and below market ground leases and straight line rents, as presented in our consolidated financial statements totaled $6.0 for the year ended December 31, 2011, $0.9 million for the period from November 10, 2010 through December 31, 2010, $5.8 million for the period January 1, 2010 through November 9, 2010 and $9.0 million for the year ended December 31, 2009.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2012	2013	2014	2015	2016	Subsequent	Total
	(In thousands)
Long-term debt-principal	$654,893	$781,074	$1,176,596	$1,018,003	$439,729	$370,186	$4,440,481
Ground lease payments	3,834	3,915	3,885	3,855	3,824	93,275	112,588
Total	$658,727	$784,989	$1,180,481	$1,021,858	$443,553	$463,461	$4,553,069

NOTE 11        PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following pro forma financial information has been presented as a result of the acquisition of the Predecessor pursuant to the Plan during 2010.  The pro forma consolidated statements of operations are based upon the historical financial information of the Predecessor and the Successor as presented in this report, excluding discontinued operations and the financial information of operations distributed to GGP, as if the transaction had been consummated on the first day of the earliest period presented.

The following pro forma financial information may not necessarily be indicative of what our actual results would have been if the Plan of Reorganization had been consummated as of the date assumed, nor does it purport to represent our results of operations for future periods.

	For the period from November 10, 2010 through December 31, 2010	For the period from January 1, 2010 through November 9, 2010	Pro Forma Year Ended December 31, 2010
	(In thousands)

Total revenues	$97,443	$550,579	$632,124
Loss from continuing operations	(4,434)	(69,056)	(98,095)

	Year Ended December 31, 2009	Pro Forma Year Ended December 31, 2009
	(In thousands)
Total revenues	$654,441	$638,022
Loss from continuing operations	(138,850)	(268,780)

Included in the above pro forma financial information for the year ended December 31, 2010 and 2009 are the following adjustments:

Minimum rent receipts are recognized on a straight-line basis over periods that reflect the related lease terms, and include accretion and amortization related to above and below market portions of tenant leases. Acquisition accounting pro forma adjustments reflect a change in the periods over which such items are recognized. The adjustment related to straight line rent and accretion and amortization related to above and below market portions of tenant leases was a decrease in revenues of $15.9 million for the year ended December 31, 2010 and $16.4 million for the year ended December 31, 2009.

Depreciation and amortization have been adjusted to reflect adjustments of estimated useful lives and contractual terms as well as the fair valuation of the underlying assets and liabilities, resulting in changes to the rate and amount of depreciation and amortization.

Interest expense has been adjusted to reflect the reduction in interest expense due to the repayment or replacement of certain of TRCLP’s debt as provided by the Plan. In addition, the pro forma information reflects non-cash

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adjustments to interest expense due to the fair valuing of debt and deferred expenses and other amounts in historical interest expense as a result of the acquisition method of accounting.

Reorganization items have been reversed as the Plan is assumed to be effective and all Debtors are deemed to have emerged from bankruptcy as of the first day of the periods presented and, accordingly, such expenses or items would not be incurred.